04017146

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-32227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SoundView Technology Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1700 East Putnam Ave
(No. and Street)

Old Greenwich	Connecticut	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard P. Maus (203) 321-7230
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gerard P. Maus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SoundView Technology Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gerard P Maus
Signature

Chief Financial Officer
Title

Anita K. Windels
NOTARY PUBLIC - STATE OF CONNECTICUT
Commission N. 102169
My commission expires MAR 31st, 2008

Anita K. Windels
Notary Public

Sworn to and Subscribed before me
this 24th day of Feb 19 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SoundView Technology Corporation

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 49,460,325
Other short-term investments	62,916,951
Receivable from clearing broker	2,933,955
Investment banking fees receivable	3,817,912
Securities owned, at market value	360,250
Investments	676,429
Intangible assets, net of accumulated amortization of $14,788,010	
Goodwill	17,386,576
Institutional client relationships	49,239,595
Other	2,170,002
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $12,507,294	116,578
Prepaid expenses	2,533,998
Other assets	1,354,063
Total assets	$ 192,966,634
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 63,965
Accounts payable and accrued expenses	2,521,902
Accrued compensation	27,397,972
Other liabilities	2,262,184
Total liabilities	32,246,023
Stockholder's equity:	
Common stock, $0.01 par value; 6,000,000 shares authorized; 2,516,862 shares issued and outstanding	25,169
Additional paid-in capital	647,689,202
Accumulated deficit	(472,308,578)
Receivable from Parent, net	(14,685,182)
Total stockholder's equity	160,720,611
Total liabilities and stockholder's equity	$ 192,966,634

See accompanying notes to financial statements.